EXHIBIT 3

TEXT OF AMENDMENT TO BYLAWS

ARTICLE II – Shareholders

Section 2.  Annual Meeting.  A meeting of shareholders of the Company for the election of directors and for the transaction of any other business of the Company shall be held annually within 150 days after the end of the Company’s fiscal year, on the third Thursday of May of each calendar year, if not a legal holiday, and if a legal holiday, then on the next day following which is not a legal holiday, at 3:00 p.m., or at such other date and time within such 150-day period as the Board of Directors may determine, provided that the annual meeting of shareholders to be held in 2010 may be held within 188 days after the end of the Company’s fiscal year, on such date and time within such 188-day period as the Board of Directors may determine.